
December 9, 2011

Via E-mail
Anna C. Jones
President and Chief Executive Officer
B-Maven, Inc.
3272 Reynard Way
San Diego, CA 92103

>   **Re: B-Maven, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed November 30, 2011**
>   **File No. 333-176376**

Dear Ms. Jones:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one of our letter dated November 1, 2011. Based on your current disclosure, it remains unclear to us how you reasonably anticipate carrying out the business plan described in the prospectus given the continued lack of detail and clarity in your disclosure about your plans for, and ability to obtain, additional financing. We direct your attention again to Securities Act Release No. 33-6932 (April 13, 1992), specifically Section II.A, in which the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." Please either revise your registration statement and the terms of your offering to comply with Rule 419 or provide us with a detailed analysis as to why you believe your transaction is not within the scope of Rule 419. In this regard, we note your counsel's involvement in substantially similar transactions, such as the initial public offering of HotelPlace, Inc., which appears to have been sold approximately four months after its registration statement went effective.

2. Please revise your prospectus summary, as well as the business and MD&A sections of the prospectus, to disclose that you are a shell company, as defined in Rule 405 under the Securities Act.

The Offering, page 18

3. We note your response to comment three of our letter dated November 1, 2011. Based on that response and the revised disclosure in the prospectus, we are unable to agree with your conclusion that your arrangement with Gary B. Wolff, P.C. to hold offering

proceeds is properly characterized as an escrow arrangement. Please revise your
disclosure accordingly.

Management's Discussion and Analysis or Plan of Operation, page 22

Operations, page 22

4. We note your response to comment four of our letter dated November 1, 2011, and your
   revised disclosure. In the first sentence of the fifth paragraph on page 23, you state that
   your only source of capital at this time is through this offering. Please revise this
   statement to clarify that all of the proceeds of this offering will go toward paying a
   portion of the costs of the offering. Additionally, please provide a timeline for the
   completion of your business plan assuming you raise 100%, 75%, 50%, 25%, and 10% of
   the required funding.

5. In the penultimate paragraph on page 24, you now state that even if you do not receive
   financing, you expect to maintain limited operations for at least 12 months because your
   president will provide services without current compensation. Please disclose whether
   your president will accrue compensation. Please also address how you expect to cover
   operating expenses during the 12 months if you do not receive financing.

Liquidity, page 25

6. We note your response to comment six of our letter dated November 1, 2011, and your
   revised disclosure. Specifically, we note you added disclosure stating that the majority of
   the costs relating to the offering become due, if and when you receive a trading symbol
   from FINRA. This statement appears to conflict with Exhibit 10.1 and your statement
   that you will be in technical default under the agreement with your counsel if you do not
   generate sufficient revenues within six months to pay the offering costs. Please advise, or
   revise your disclosures as appropriate. Additionally, please disclose the amount of
   imputed interest to which you will be subject if a technical default occurs on the
   outstanding payments owed to your counsel. Finally, please disclose whether the liability
   to your counsel takes priority over the funds required to implement your business plan.

7. In the second paragraph, you state that you believe you can secure funding. Please
   provide us with the basis for this belief.

Certain Relationships and Related Transactions, page 25

8. Please disclose the name of the related party referenced in your new disclosure at the
   bottom of page 35. Please also disclose the nature of the relationship such party has with
   the company.

Plan of Distribution, page 39

9. Please tell us the name of the market maker you refer to on page 39, and clarify for us the nature of your agreement with the market maker.

Exhibit 5.1

10. We note your response to comment seven of our letter dated November 1, 2011. Please clarify for us whether Mr. Wolff is licensed to practice law in any other jurisdiction besides New York. Given that Mr. Wolff is suspended from practicing law in New York, if he is not licensed to practice law elsewhere, we do not believe that Mr. Wolff's opinion constitutes an opinion of counsel within the parameters of Regulation S-K Item 601(b)(5). Please refer to the SEC Administrative Proceeding Release No. 34-59303 (Jan. 27, 2009). In that case, you would need to file a new legality opinion in compliance with Item 601(b)(5) and revise the Legal Matters disclosure in your prospectus accordingly.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Gary B. Wolff, P.C.